Financial Statements of the Government of New Zealand for the Six Months Ended 31 December 2001 OVERVIEW - SIX MONTHS TO DECEMBER 2001 December 2001 December2001 Variance June 2002 June 2001 Actual YTD Forecast YTD $m Forecast Actual Operating 1,458 1,289 169 985 1,409 balance Net worth 12,971 12,746 225 12,442 11,463 Net Crown debt 20,364 21,019 655 21,703 19,971 The operating balance for the period to December was $1,458 million, which was $169 million higher than the December Economic and Fiscal Update (DEFU) forecast. This was due to: o revenue being $28 million above forecast; o expenses being $34 million below forecast; and o SOE/CE surplus being $107 million above forecast. Within total revenue, tax revenue was $7 million higher than forecast. The main components were: o other persons tax being higher-than-forecast by $62 million; and o source deductions being higher-than-forecast by $48 million. These variances were partially offset by Goods and services tax being lower-than-forecast by $99 million. The remaining variance was spread across a number of tax types. Total expenses were $34 million below forecast. The variance was spread across various functional classifications. Net Crown debt (gross debt less financial assets excluding assets of the NZS Fund) was $655 million lower than forecast largely due to: o additional issues of circulating currency ($471 million) which are not forecast as a matter of policy. This was due to cover the demand for additional currency over the Christmas period and a portion of this variance is expected to reverse in the coming month; and o higher-than-forecast net cash flows from operations of $401 million. These were partially offset by variances in other financing and investing activities. Net Crown debt was estimated to be 17.6% of GDP at 31 December, compared to a forecast of 18.1%. The New Zealand Superannuation Fund (NZS Fund) The NZS Fund is the vehicle for implementing the Governments policy to partially pre-fund future New Zealand Superannuation costs. The New Zealand Debt Management Office (NZDMO) has been accumulating the contributions that will be made to the NZS Fund once the Guardians of New Zealand Superannuation are appointed and determine the investment strategy for the fund. As at 31 December 2001 the amounts held by NZDMO totalled $304 million (including interest accrued at the official cash rate). COMPARISON WITH FORECAST Financial Performance The financial statements for the six months ended 31 December 2001 are compared against forecasts based on the 2001 December Economic and Fiscal Update (DEFU). The operating balance comprised: Operating Balance Actual Forecast Variance $million $million $million Revenue 20,558 20,530 28 Expenses 19,315 19,349 34 SOEs and Crown 215 108 107 entities Operating balance 1,458 1,289 169 Revenue Overall revenue was $28 million higher than forecast. Tax Revenue Tax revenue was higher-than-forecast by $7 million. The components of the year-to-date variance were: Variances Against Forecast $million Goods and services tax (99) Net other persons tax 62 Net company tax (53) Source deductions 48 Other taxation 49 Total Taxation Variance 7 o Goods and services tax was lower-than-forecast by $99 million. Some of this variance was likely to be due to timing differences in revenue recognition. With strong retail sales over Christmas, which will likely to be recognised in January and increasing consumer confidence levels, this variance is expected to reverse in the coming months. o Net other persons tax was higher-than-forecast by $62 million. Much of this variance was due to unexpected strength in taxpayer's provisional assessments. o net company tax was lower-than-forecast by $53 million. The IRD has recently completed its semi-annual external audit, which identified some overstatement of company tax collection. The forecast was completed on a pre-audited base. We expect some of the variance to remain throughout the financial year. o source deductions were higher-than-forecast by $48 million, which was within the normal range of variance for this large tax type. Expenses Total expenses for the period were $34 million lower than forecast. Key movements included: Social security and welfare expenses were lower-than-forecast by $46 million. This comprised of a number of minor variances over various benefit types (refer note 5). Defence and health expenses were lower-than-forecast by $26 million and $20 million respectively, which were due to timing issues and are expected to reverse in the coming months. These variances have been partially offset by educations expenses being higher-than-forecast by $49 million. This primarily related to student loan provisioning. It is also expected that most of this variance will reverse in the coming months. State-Owned Enterprises (SOEs) and Crown Entities The SOEs and Crown entities net surplus less distributions was as follows: SOEs and Crown Entities Actual Forecast Variance $million $million SOEs Surplus 238 184 54 Distributions (196) (196) - 42 (12) 54 Crown Entities Surplus 183 130 53 Distributions (10) (10) - 173 120 53 Net Surplus 215 108 107 The SOEs and Crown entities net surplus was higher-than-forecast by $107 million. The key components of the variance were: o Net surpluses from SOEs being higher-than-forecast by $54 million. The variance was spread across a number of entities. o Net surpluses from Crown entities being higher than forecast by $53 million. This was largely due to higher than forecast investment returns from ACC and EQC. Net Cash Flows Net cash flows for the six months ended 31 December 2001 were as follows: Net Cash Flows Actual Forecast Variance $million $million $million % Operating activities 109 (292) 401 137.3 Investing activities (excluding net (purchases)/sales of marketable securities and deposits) (1,471) (1,425) (46) 3.2 Amount required to be financed (1,362) (1,717) 355 20.7 Net sales/(purchases) of marketable securities and deposits 522 956 (434) (45.4) Financing activities 1,156 1,042 114 10.9 Net Movement in Cash 316 281 35 12.5 Net cashflows from operating activities were higher-than-forecast by $401 million due to: o higher-than-forecast taxation receipts of $236 million; o higher-than-forecast other receipts of $63 million; and o lower-than-forecast cash disbursed to operations of $102 million. The favourable taxation receipts variance mainly comprised of: o other indirect tax being $64 million higher than forecast, largely due to payment of tobacco excise in December. This resulted from increased November production due to changes in some organisational structures in the tobacco industry. This variance is timing in nature and is expected to reverse in the coming months; o companies tax being $63 million higher than forecast some of this is likely to be due to timing and may reverse out in the future; and o goods and services tax being $52 million higher than forecast. Net cash outflows from investing activities (excluding net (purchases)/sales of marketable securities and deposits) was $46 million higher than forecast, which was mainly due to higher purchase of physical assets. As a result, the amount required to be financed was $355 million lower than forecast. Financial Position The Statement of Financial Position recording the Crown's assets, liabilities and net worth as at 31 December 2001 was made up of: Financial Position Actual Forecast Variance $million $million $million % SOEs and Crown entities 14,464 14,392 72 0.5 Physical assets 16,193 16,076 117 0.7 Financial assets 17,120 16,987 133 0.8 Other assets 19,232 19,494 (262) (1.3) Total Assets 67,009 66,949 60 0.1 Gross debt 37,180 37,702 522 1.4 Pension liabilities 8,487 8,487 - - Other liabilities 8,371 8,014 (357) (4.5) Total Liabilities 54,038 54,203 165 0.3 Crown Balance (net worth) 12,971 12,746 225 1.8 Net Crown debt was $655 million lower than forecast. This was largely due to: o additional issues of circulating currency of $471 million; and o higher-than-forecast net cash flows from operations of $401 million (refer to previous page for explanation). These have been partially offset by variances in other financing and investing activities, including movement in student loan provisions, purchase of physical assets, net advances and foreign exchange gains and losses. Net Crown debt was estimated to be 17.6% of GDP at 31 December, compared to a forecast of 18.1%. This ratio is calculated using the actual nominal GDP number to September 2001, based on the latest GDP series released by Statistics New Zealand. Net Crown Debt Actual Forecast Variance $m $m $m Gross Borrowings 37,180 37,702 522 Less Marketable securities/ deposits (1) 11,126 10,944 182 Advances and cash (2) 5,690 5,739 (49) Financial Assets 16,816 16,683 133 Net Crown Debt 20,364 21,019 655 Net Crown Debt to GDP Ratio 17.6% 18.1% 0.5% (1) The New Zealand Superannuation Funds financial assets of $304 million held by the New Zealand Debt Management Office are excluded from the calculation of net Crown debt. (2) POST BALANCE DATE EVENT The Air New Zealand advance of $300 million is currently reported as net debt neutral. The total recapitalisation package was approved by Air New Zealand shareholders. The advance has converted to new preference shares on 31 January 2002. The accrued interest on the advance has also converted to preference shares. An additional $585 million of ordinary shares was purchased by the Crown on 31 January 2002. This will have the effect of increasing net debt, as the total investment will be recorded as an equity investment, which does not meet the definition of a financial asset. COMPARISON WITH PREVIOUS YEAR See comppr1.gif Taxation revenue was $615 million higher than the six months ended December 2000, largely reflecting growth in wages, employment and goods and services tax. Social security and welfare expenses were $207 million higher than the previous year, due to the CPI increase across benefits on 1 April 2001 and new policy initiatives. Education expenses were $201 million higher than the previous year. The increase in expenditure reflects demographic changes as well as new policy initiatives. Health expenses were $184 million higher than the previous year, due to the provision of new services and maintaining existing service levels as a result of demographic, price inflations and technology growth pressures. Other expenses were $176 million higher than previous years. This was largely due to changes to provisioning by Maori Development and Courts. The investment in SOEs and Crown entities was $134 million lower than the previous years, primarily due to the increase in the ACC outstanding claims liability valuation and asset revaluations at the end of the 2000/01 financial year. This has been offset by additional capital contributions to SOE/CE's during the current year. Net Crown debt has reduced primarily due to the improved cash flows from operations reported in the 30 June 2001 Crown Financial Statements, combined with improvements in net cashflows from operating activities and circulating currency for the current financial year. (1) An error was identified in last year's December Financial Statements that understated core government services by $102 million. The error was corrected in the 2001 January Financial Statements. FINANCIAL STATEMENTS Statement of Financial Performance - see statem2.gif Statement of Financial Position - see statem3.gif Statement of Movements in Equity - see statem4.gif Statement of Cash Flows - see statem5.gif, statem6.gif, statem7.gif and statem8.gif Statement of Borrowings - see statem9.gif and statem10.gif Statement of Commitments - see statem11.gif Statement of Contingent Liabilities - see statem12.gif Statement of Contingent Liabilities (continued) Quantifiable Contingent Liabilities 31 December 30 June 2001 2001 $m $m Guarantees and indemnities 400 371 Uncalled capital 3,504 3,594 Legal proceedings and disputes 467 571 Other contingent liabilities 1,909 1,965 Total Quantifiable Contingent Liabilities 6,280 6,501 Only contingent liabilities involving amounts of $10 million or more in any one year are separately disclosed. Contingent liabilities below $10 million are included in the "other" totals. Comparatives have been adjusted where appropriate to align with the disclosure of new "material" contingent liabilities. The total amount of comparative contingent liabilities remains unchanged. Contingent liabilities are costs which the Crown will have to face if a particular event occurs. Typically, contingent liabilities consist of guarantees and indemnities, uncalled capital and legal disputes and claims. The contingent liabilities facing the Crown are a mixture of operating and balance sheet risks, and they can vary greatly in magnitude and likelihood of realisation. In general, if a contingent liability were realised it would have a negative impact on the operating balance, net Crown debt and net worth. However, in the case of contingencies for uncalled capital, the negative impact would be restricted to net Crown debt. Where contingent liabilities have arisen as a consequence of legal action being taken against the Crown, the amount shown is the amount claimed and thus the maximum potential cost. It does not represent either an admission that the claim is valid or an estimation of the possible amount of any award against the Crown. Contingent liabilities of the Reserve Bank of New Zealand, state-owned enterprises and Crown entities are included in the Statement of Contingent Liabilities. Contingent Liabilities to state-owned enterprises and Crown entities are excluded. Guarantees and indemnities Cook Islands - Asian Development Bank (ADB) Loans Before 1992, the New Zealand Government guaranteed the Cook Islands' borrowing from the ADB. These guarantees have first call on New Zealand's Official Development Assistance to the Cook Islands. $25 million at 31 December 2001 ($26 million at 30 June 2001). Huntly East mine subsidence Claims from private landowners concerning property damage or loss of value. $22 million at 31 December 2001 ($22 million at 30 June 2001). Indemnification of receivers and managers - Terralink Limited The Crown has issued a Deed of Receivership indemnity to the appointed receivers of Terralink Limited. $10 million at 31 December 2001 ($10 million at 30 June 2001). Ministry of Transport - Funding guarantee The Minister of Finance has issued a guarantee of $10 million to the Transport Accident Investigation Commission. The guarantee allows the Commission to assure payment to suppliers of specialist salvage equipment in the event of the Commission initiating an urgent investigation of any future significant transport accident. $10 million at 31 December 2001 (nil at 30 June 2001). Post Office Bank (PostBank) - guaranteed deposits In the sale of PostBank to ANZ Banking Group Limited (ANZ), the Crown agreed to continue its guarantee, under the Post Office Bank Act 1987, for certain PostBank deposits lodged with the Bank before 1 July 1988. ANZ agreed to indemnify the Crown for the cost of any liability that may arise from the Crown guarantee. The amount guaranteed reduces as deposits mature. $16 million at 31 December 2001 ($16 million at 30 June 2001). Guarantees and indemnities of state-owned enterprises and Crown entities $266 million at 31 December 2001 ($243 million at 30 June 2001). Other guarantees and indemnities $51 million at 31 December 2001 ($54 million at 30 June 2001). Uncalled capital The Crown's uncalled capital subscriptions are as follows: Uncalled Capital Uncalled Capital at 31 December at 30 June 2001$m 2001$m Asian Development Bank 1,514 1,553 European Bank for Reconstruction & Development 15 15 International Bank for Reconstruction & Development 1,975 2,026 Legal proceedings and disputes The amounts under quantifiable contingent liabilities for legal proceedings and disputes are shown exclusive of any interest and costs that may be claimed if these cases were decided against the Crown. Where contingent liabilities have arisen as a consequence of legal action being taken against the Crown, the amount shown is the amount claimed and thus the maximum potential cost. It does not represent either an admission that the claim is valid or an estimation of the possible amount of any award against the Crown. Agriculture and Forestry - legal claims Claims against the Ministry of Agriculture and Forestry for alleged legal or administrative faults. $19 million at 31 December 2001 ($26 million at 30 June 2001). Education - legal claims Claims against the Crown in respect of the reduction of dental subsidies. $16 million at 31 December 2001 ($10 million at 30 June 2001). Health - Legal claims Claims against the Crown in respect of people allegedly contracting Hepatitis C through contaminated blood and blood products, and claims arising from the Gisborne inquiry. $124 million at 31 December 2001 ($72 million at 30 June 2001). Maori Development - Maori Reserved Land The Maori Reserved Land Amendment Act 1997 provides for compensation to lessees for the move to market rents for land, for shorter review periods and for additional transaction costs. In addition, Schedule 5 to the Act recognises that Maori have not been obtaining fair market rents for their land and that this issue will be dealt with by the Government as part of its consideration of historical grievances. $94 million at 31 December 2001 ($94 million at 30 June 2001). New Zealand Defence Force - legal claims Claims against the New Zealand Defence Force for alleged legal or administrative faults. $10 million at 31 December 2001 ($15 million at 30 June 2001). Police - legal claims Claims against the Police for alleged legal or administrative faults. $49 million at 31 December 2001 ($56 million at 30 June 2001). Tax in dispute Represents 50% of the outstanding debt of those tax assessments raised, against which an objection has been lodged and legal action is proceeding. $68 million at 31 December 2001 ($77 million at 30 June 2001). Other legal claims $87 million at 31 December 2001 ($221 million at 30 June 2001). Other quantifiable contingent liabilities Reserve Bank - demonetised currency The Crown has a contingent liability for the face value of the demonetised $1 and $2 notes issued which have yet to be repatriated. $25 million at 31 December 2001 ($24 million at 30 June 2001). International finance organisations The Crown has lodged promissory notes with the following international finance organisations: 31 December 2001$m 30 June 2001$m Asian Development Bank nil 12 International Monetary Fund 1,788 1,810 Payment of the notes depends upon the operation of the rules of the individual organisations. Other quantifiable contingent liabilities $96 million at 31 December 2001 ($119 million at 30 June 2001). Unquantifiable Contingent Liabilities This part of the Statement provides details of those contingent liabilities of the Crown which cannot be quantified. Institutional guarantees The following institutional guarantees have been provided through legislation. Commerce Commission - indemnity for damages Under a Deed of Indemnity dated 12 November 1991, the Minister of Finance agreed to indemnify the Commission when it gives an undertaking as to damages when seeking injunctions under the Fair Trading and Commerce Acts, and subsequently the Court orders the Commission to pay damages. The sum payable under this Deed is limited to an amount up to $40 million per case taken to Court. The Commerce Actwas amended with effect from 26 May 2001, to remove the need for the Commission to provide such undertakings. District Court Judges, Justices of the Peace, Coroners and Dispute Tribunals Section 119 of the District Courts Act 1947 indemnifies District Court Judges acting in their civil jurisdiction. Section 196A of the Summary Proceedings Act 1957 also indemnifies District Court Judges for any liabilities arising as a result of an act done by a Judge in excess of, or without, jurisdiction. Section 35 of the Coroners Act 1988 confers on Coroners acting within the Coroner Act 1988 the same privileges and immunities as District Court Judges under the Summary Proceedings Act 1957. Under section 197 of the Summary Proceedings Act 1957, Justices of the Peace are similarly covered as long as a High Court Judge certifies that they have acted in good faith and ought to be indemnified. Section 58 of the Disputes Tribunal Act 1988 confers on Disputes Tribunal referees acting within the Disputes Tribunal Act 1988 the same protection as Justices of the Peace under the Summary Proceedings Act 1957. Earthquake Commission The Crown is liable to meet any deficiency in the Earthquake Commission's assets in meeting the Commission's financial liabilities (section 16 of the Earthquake Commission Act 1993). Fletcher Challenge Limited (FCL) Under the sale and purchase agreement for the sale of Forestry Corporation of New Zealand Limited, the Crown has indemnified FCL for the cost of cleaning up on-site environmental contamination incurred up to settlement date (27 September 1996). The Crown is to pay for half of any cost over $30 million and for all costs over $50 million. The on-site indemnity runs until 1 January 2020. The Crown has also indemnified FCL in respect of off-site environmental costs and losses incurred up until settlement date. The off-site indemnity is unlimited as to amount and time. Ministry of Fisheries - indemnity provided for delivery of registry services The Crown has indemnified Commercial Fisheries Services Limited against claims made by third parties arising from Commercial Fisheries Services undertaking registry services under contract to the Chief Executive of the Ministry of Fisheries. This indemnity, provided under the Fisheries Acts 1983 and 1996, expires on 30 October 2006 unless varied, in which case it will expire on 30 September 2008. National Provident Fund The Crown guarantees the benefits payable by all National Provident Fund Board schemes (section 60 of the National Provident Fund Restructuring Act 1990). The Crown also guarantees investments and interest thereon deposited with the National Provident Fund Board prior to 1 April 1991 (section 61 of the same Act). A provision has been made in these Financial Statements in respect of the actuarially assessed deficit in the DBP (Annuitants') Scheme (refer Note 12 of the Financial Statements). Persons exercising investigating powers Section 63 of the Corporations (Investigation and Management) Act 1989 indemnifies the Securities Commission, the Registrar and Deputy Registrar of Companies, members of advising committees within the Act, every statutory manager of a corporation, and persons appointed pursuant to sections 7 to 19 of the Act, in the exercise of investigating powers, unless the power has been exercised in bad faith. Public Trust Office The Crown is liable to meet any deficiency in the Public Trust Office's Common Fund (section 36 of the Public Trust Office Act 1957). Reserve Bank of New Zealand (the Reserve Bank) Under section 146 of the Reserve Bank of New Zealand Act 1989, every statutory manager of a Registered Bank, every person appointed under section 99 or section 101 of the Act and every member of an advisory committee, shall be indemnified by the Crown in respect of any liability arising from the exercise, purported exercise or omission to exercise of any power conferred by Part V of the Act, unless that power has been exercised in bad faith. The Crown pays to the Reserve Bank any exchange losses incurred by the Reserve Bank as a result of dealing in foreign exchange under sections 17, 18 and 21(2) of the Act. Other unquantifiable contingent liabilities Accident Compensation Corporation (ACC) A court decision has determined that the ACC practice, prior to the Accident Insurance Act 1998, of allowing for familial responsibility when determining attendant care entitlements was not legitimate. The decision is likely to apply to a number of seriously injured claimants. Bank of New Zealand (BNZ) A deed, entered into by the Crown, Fay Richwhite and Company Limited and National Australia Group Limited (the purchaser of BNZ), provides for the sharing of certain costs arising from defined risks that pre-date the sale of the BNZ. These risks are associated with New Zealand taxation and specified litigation. Contaminated sites Under common law and various statutes, the Crown may have responsibility to remedy adverse effects on the environment arising from Crown activities. The Discussion Document on Contaminated Sites Management discusses the possibility of the Crown contributing to funding the clean-up of "orphan" contaminated sites. Crown research institutes (CRIs) The Crown has indemnified the CRIs for any costs arising from certain third-party claims that are the result of acts or omissions prior to the transfer date, for costs of complying with statutes, ordinances and bylaws which relate to or affect certain buildings, and (subject to certain limitations)for the costs of obtaining title to land. DFC New Zealand Limited (under statutory management) (DFC) DFC and the National Provident Fund have been indemnified for certain potential tax liabilities. District health boards (DHBs) The Crown has provided transitional indemnities to directors and officers of some DHBs, for liabilities arising from inherited assets and business practices under the Building Act 1991 and the Health and Safety in Employment Act 1992. Electricity Corporation of New Zealand Limited (ECNZ) The ECNZ Sale and Purchase Agreement provides for compensation to ECNZ for any tax, levy, royalty or impost imposed on ECNZ for the use of water or geothermal energy for plants in existence or under construction at the date of the Sale and Purchase Agreement. The Agreement also provides for compensation for any net costs to ECNZ arising from resumption of assets pursuant to the Treaty of Waitangi (State Enterprises) Act 1988. The Deed of Assumption and Release between ECNZ, Contact Energy Limited and the Crown provides that the Crown is no longer liable to ECNZ in respect of those assets transferred to Contact Energy. As a result of the split of ECNZ in 1999, Ministers have transferred the benefits of the Deed to ECNZ's successors - Meridian Energy Limited, Mighty River Power Limited, and Genesis Power Limited. Under the Transpower New Zealand Limited (Transpower) Sale and Purchase and Debt Assumption Agreements, the Crown has indemnified ECNZ for any losses resulting from changes in tax rules applicable to transactions listed in the Agreements. Additionally, the Crown has indemnified the directors and officers of ECNZ for any liability they may incur in their personal capacities as a result of the Transpower separation process. Following the split of ECNZ in 1999 into three new companies, the Crown has indemnified ECNZ in relation to all ECNZ's pre-split liabilities, including: o existing debt and swap obligations o hedge contracts and obligations o any liabilities that arise out of the split itself. Housing New Zealand Corporation (HNZC) The Crown has indemnified the following entities in respect of the accuracy of information provided on the sale of various parcels of HNZC (formerly Housing Corporation of New Zealand) mortgages: Countrywide Bank, TSB Bank, and Westpac Banking Corporation. The Crown has indemnified the directors and officers of HNZC against any liabilities in respect of the sale of mortgages to ANZ Bank and Mortgage Corporation. Under the sale of mortgages to Westpac, HNZC has insured the purchaser against certain credit losses with the Crown standing behind this obligation. Legal proceedings have been initiated against a number of defendants, including the Crown, alleging breach of fiduciary duties in respect of the transfer of the Agreement for Sale and Purchase and mortgage agreements to HNZC under the Housing Assets Transfer Act 1993. In addition, the Crown has provided a warranty in respect of title to the assets transferred to HNZC (formerly Housing New Zealand) and has indemnified the company against any breach of this warranty. The Crown has indemnified the company against any third party claims that are as a result of acts or omissions prior to 1 November 1992. It has also indemnified the directors and officers of the company against any liability consequent upon the assets not complying with statutory requirements, provided they are taking steps to rectify any non-compliance. Indemnities against acts of war and terrorism The Crown has indemnified Air New Zealand against claims arising from acts of war and terrorism, that cannot be met from insurance, up to a limit of US$2 billion in respect of any one claim. The Crown has offered non-airline aviation companies indemnities against acts of war, terrorism and related causes where commercial cover has been withdrawn following the events in the USA on Sept 11 2001. The indemnities are for a maximum of US$200 million for each party. At 31 December 2001, indemnities had been signed with Airways Corporation, Auckland International Airport, Christchurch International Airport, and Wellington International Airport. Further indemnities may be offered to eligible parties. Pharmaceutical Management Agency Limited (Pharmac) - indemnity Section 99 of the Social Security Act 1964 provided for the fixing of prices for pharmaceutical products by way of a list specified by the Minister of Health ("the Drug Tariff"). This list was superseded by a list ("the Pharmaceutical Schedule") developed and issued by Pharmac, a company owned by the Crown and having various powers under the New Zealand Public Health and Disability Act 2000. Under the Transfer Agreement between Pharmac and the Crown, the Crown has indemnified Pharmac against any liability in respect of operations, activities, decisions and policies relating to the Drug Tariff and the Pharmaceutical Schedule. A number of legal claims have been lodged against Pharmac. If these claims are successful, the Crown's financial position may be adversely affected by any damages arising either directly through the indemnity, or indirectly through its ownership of Pharmac. Purchasers of Crown operations The Crown has indemnified the purchasers of various Crown operations for losses owing to changes in legislation which uniquely and adversely affect those purchasers. Sale of Crown assets On the sale of Crown assets and the corporatisation of Crown assets into state- owned enterprises and Crown entities, the Crown has generally provided a warranty that the Crown was the rightful owner of the assets transferred, and that the assets were free of encumbrances. Tax liabilities The Crown has granted to the purchasers of the State Insurance Office Limited, and the Rural Banking and Finance Corporation Limited an indemnity for certain potential tax liabilities. Treaty of Waitangi claims Under the Treaty of Waitangi Act 1975, any Maori may lodge claims relating to land or actions counter to the principles of the Treaty with the Waitangi Tribunal. Where the Tribunal finds a claim is well founded, it may recommend to the Crown that action be taken to compensate those affected. The Tribunal can make recommendations that are binding on the Crown with respect to land which has been transferred by the Crown to a state-owned enterprise or tertiary institution, or is subject to the Crown Forest Assets Act 1989. Settlement relativity payments The Deeds of Settlement negotiated with Waikato-Tainui and Ngai Tahu include a relativity mechanism. The mechanism provides that, where the total redress amount for all historical Treaty settlements exceeds $1 billion in 1994 present-value terms, the Crown is liable to make payments to maintain the real value of Ngai Tahu's and Waikato-Tainui's settlements as a proportion of all Treaty settlements. The agreed relativity proportions are 17% for Waikato- Tainui and approximately 16% for Ngai Tahu. The non-quantifiable contingent liability relates to the risk that total settlement redress, including binding recommendations from the Waitangi Tribunal, will trigger these relativity payments. Works Civil Construction The Crown has provided an indemnity to the purchasers of Works Civil Construction in relation to the activities of the Ministry of Works and Development prior to 1 April 1989. In addition, an indemnity has been provided against certain costs, claims or damages in relation to the Clyde and Ohaaki power projects. Works Consultancy Services The Crown has provided an indemnity to the purchasers of Works Consultancy Services in relation to the activities of the Ministry of Works and Development prior to 1 April 1989. STATEMENT OF ACCOUNTING POLICIES as at 31 December 2001 Reporting Entity These Financial Statements are for the Crown reporting entity as specified in Part III of the Public Finance Act 1989. This comprises: o Ministers of the Crown o Departments o Offices of Parliament o Reserve Bank of New Zealand o State-owned enterprises o Crown entities o Public Trust Office A schedule of entities included in the Crown reporting entity was set out on pages 112 and 113 of the 2001 December Economic and Fiscal Update (DEFU) published on 18 December 2001. General Accounting Policies These Financial Statements comply with generally accepted accounting practice. The measurement base applied is historical cost adjusted for revaluations of assets. Revaluations are made to reflect the service potential or economic benefit obtained through control of the assets. The accrual basis of accounting has been used unless otherwise stated. These Financial Statements have been prepared on a going concern basis and the policies have been applied consistently throughout the period. Specific Accounting Policies The specific accounting policies of the Crown were described on pages 125 to 138 of the 2001 DEFU. There have been no changes in accounting policies during the period 1 July 2001 to 31 December 2001. Forecast Results and Assumptions The forecast results in these Financial Statements have been derived from the forecasts released in the 2001 DEFU, on 18 December 2001. The assumptions underlying the preparation of forecasts are set out in the Statement of Accounting Policies and Forecast Assumptions on pages 125 to 138 of the 2001 DEFU. Comparative Figures Comparative figures for the previous financial year are also presented in these Financial Statements. Percentage variances between the actual and prior year balances exceeding 500% are not shown. NOTES TO THE FINANCIAL STATEMENTS See notes13.gif, notes14.gif, notes15.gif, notes16.gif, notes17.gif, notes18.gif, notes19.gif and notes20.gif

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Note	Current Year Actual vs Forecast: Actual $m	Forecast $m	*Variance $m*	*%*	Annual Forecast $m
		Revenue						
		Levied through the Crown's Sovereign Power						
23,863	12,261	Direct taxation	1	12,398	12,299	*99*	*0.8*	24,226
12,875	6,194	Indirect taxation	2	6,672	6,764	*(92)*	*(1.4)*	13,345
36,738	18,455	Total taxation revenue		19,070	19,063	*7*	*-*	37,571
385	176	Compulsory fees, fines, penalties and levies		286	283	*3*	*1.1*	519
37,123	**18,631**	**Total Revenue Levied through the Crown's Sovereign Power**		**19,356**	**19,346**	***10***	***0.1***	**38,090**
		Earned through the Crown's Operations						
1,369	628	Investment income	3	682	697	*(15)*	*(2.2)*	1,207
659	324	Sales of goods and services		338	328	*10*	*3.0*	670
381	199	Other operational revenue	4	182	159	*23*	*14.5*	323
(40)	-	Unrealised (losses)/gains arising from revaluations of commercial forests		-	-	-	-	-
2,369	**1,151**	**Total Revenue Earned through the Crown's Operations**		**1,202**	**1,184**	***18***	***1.5***	**2,200**
39,492	**19,782**	**Total Revenue**		**20,558**	**20,530**	***28***	***0.1***	**40,290**
		Expenses						
		By functional classification						
13,216	6,591	Social security and welfare		6,798	6,844	*46*	*0.7*	13,649
855	333	GSF pension expenses		342	342	*-*	*-*	748
7,342	3,624	Health		3,808	3,828	*20*	*0.5*	7,797
6,690	3,286	Education		3,487	3,438	*(49)*	*(1.4)*	7,041
1,817	675	Core government services		766	767	*1*	*0.1*	1,611
1,560	781	Law and order		883	900	*17*	*1.9*	1,737
1,267	539	Defence		546	572	*26*	*4.5*	1,162
1,026	517	Transport and communications		434	436	*2*	*0.5*	1,103
1,141	531	Economic and industrial services		573	575	*2*	*0.3*	1,258
287	126	Primary services		145	147	*2*	*1.4*	337
424	176	Heritage, culture and recreation		240	244	*4*	*1.6*	495
50	19	Housing and community development		44	48	*4*	*8.3*	92
75	24	Other		24	9	*(15)*	*(166.7)*	137
2,483	1,274	Finance costs	5	1,194	1,198	*4*	*0.3*	2,345
(47)	(12)	Net foreign-exchange losses/(gains)		31	1	*(30)*	*-*	1
-	-	Provision for future initiatives		-	-	-	-	90
38,186	**18,484**	**Total Expenses**	5	**19,315**	**19,349**	***34***	***0.2***	**39,603**
1,306	**1,298**	**Revenue Less Expenses**		**1,243**	**1,181**	***62***	***5.2***	**687**
103	234	Net surplus, less distributions, attributable to state-owned enterprises and Crown entities	8	215	108	*107*	*99.1*	298
1,409	**1,532**			**1,458**	**1,289**	***169***	***13.1***	**985**

The accompanying Notes are an integral part of these Statements.

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast Actual $m	Forecast $m	*Variance $m*	*%*	Annual Forecast $m
		Cash Flows From Operations					
		Cash was provided from Direct Taxation					
		Individuals					
13,748	6,709	Source deductions	7,152	7,131	*21*	*0.3*	14,380
4,221	1,877	Other persons	1,935	1,916	*19*	*1.0*	4,300
(1,175)	(689)	Refunds	(697)	(703)	*6*	*0.9*	(1,158)
338	190	Fringe benefit tax	173	173	*-*	*-*	340
17,132	**8,087**	**Total Individuals**	**8,563**	**8,517**	***46***	***0.5***	**17,862**
		Corporate					
5,377	2,791	Gross companies	2,758	2,692	*66*	*2.5*	5,255
(785)	(349)	Refunds	(367)	(364)	*(3)*	*(0.8)*	(692)
738	270	Non-resident withholding payment	286	288	*(2)*	*(0.7)*	714
98	19	Foreign-source dividend withholding payment	78	61	*17*	*27.9*	108
5,428	**2,731**	**Total Corporate**	**2,755**	**2,677**	***78***	***2.9***	**5,385**
1,043	476	Withholding taxes	492	496	*(4)*	*(0.8)*	1,009
2	1	Other direct taxation	1	1	*-*	*-*	2
23,605	**11,295**	**Total Direct Taxation**	**11,811**	**11,691**	***120***	***1.0***	**24,258**
		Indirect Taxation					
		Goods and services tax					
14,604	6,408	Gross goods and services tax	7,106	7,028	*78*	*1.1*	15,257
(5,657)	(2,643)	Refunds	(3,020)	(2,994)	*(26)*	*(0.9)*	(5,846)
8,947	**3,765**	**Total goods and services tax**	**4,086**	**4,034**	***52***	***1.3***	**9,411**
3,698	1,967	Other indirect taxation	2,117	2,053	*64*	*3.1*	3,851
12,645	**5,732**	**Total Indirect Taxation**	**6,203**	**6,087**	***116***	***1.9***	**13,262**
36,250	**17,027**	**Total Taxation Receipts**	**18,014**	**17,778**	***236***	***1.3***	**37,520**
324	**153**	**Compulsory fees, fines, penalties and levies**	**181**	**173**	***8***	***4.6***	**345**
		Other Receipts					
892	390	Interest, profits and dividends	602	557	*45*	*8.1*	1,017
622	341	Sales of goods and services	339	323	*16*	*5.0*	647
383	180	Other operating receipts	230	236	*(6)*	*(2.5)*	362
1,897	**911**	**Total Other Receipts**	**1,171**	**1,116**	***55***	***4.9***	**2,026**
38,471	**18,091**	**Total cash provided from operations**	**19,366**	**19,067**	***299***	***1.6***	**39,891**
		Cash was disbursed to					
4,749	2,182	Departmental outputs	2,571	2,548	*(23)*	*(0.9)*	5,107
16,008	8,265	Other outputs	8,525	8,636	*111*	*1.3*	16,802
2,499	1,281	Finance costs	1,185	1,184	*(1)*	*(0.1)*	2,311
133	69	Subsidies	54	64	*10*	*15.6*	168
		Current transfers					
12,910	6,765	Social assistance grants	6,814	6,811	*(3)*	*-*	13,502
250	103	Other transfers	108	116	*8*	*6.9*	258
-	-	Provision for future initiatives	-	-	*-*	*-*	90
36,549	**18,665**	**Total cash disbursed to operations**	**19,257**	**19,359**	***102***	***0.5***	**38,238**
1,922	**(574)**	**Net Cash Flows From Operations**	**109**	**(292)**	***401***	***137.3***	**1,653**

The accompanying Notes are an integral part of these Statements.

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast: Actual $m	Forecast $m	*Variance $m*	%	Annual Forecast $m
1,922	**(574)**	**Subtotal (brought forward)**	**109**	**(292)**	***401***	***137.3***	**1,653**
		Cash Flows From Investing Activities					
		Cash was provided from					
174	55	Net (purchase)/sale of investments	(175)	(209)	*34*	*16.3*	(440)
(1,001)	(1,439)	Net sale/(purchase) of marketable securities and deposits[1]	522	956	*(434)*	*(45.4)*	2,289
75	37	Sale of physical assets	47	51	*(4)*	*(7.8)*	94
(752)	**(1,347)**	**Total cash provided**	**394**	**798**	***(404)***	***(50.6)***	**1,943**
		Cash was disbursed to					
617	139	Net increase in advances	680	654	*(26)*	*(4.0)*	1,323
1,205	533	Purchase of physical assets	663	613	*(50)*	*(8.2)*	1,456
-	-	Capital contingency provision	-	-	-	-	1,269
1,822	**672**	**Total cash disbursed**	**1,343**	**1,267**	***(76)***	***(6.0)***	**4,048**
(2,574)	**(2,019)**	**Net Cash Flows From Investing Activities**	**(949)**	**(469)**	***(480)***	***(102.3)***	**(2,105)**
(652)	**(2,593)**	**Net Cash Flows From Operating and Investing Activities**	**(840)**	**(761)**	***(79)***	***(10.4)***	**(452)**
		Cash Flows From Financing Activities					
		Cash was Provided From					
303	639	Issues of circulating currency	597	126	*471*	*373.8*	126
4,233	1,431	Issues of Government stock	1,896	1,806	*90*	*5.0*	1,056
574	233	Other New Zealand-dollar borrowing[2]	328	-	*328*	-	(103)
3,884	2,546	Borrowing in foreign currencies[2]	171	4	*167*	-	(596)
8,994	**4,849**	**Total Cash Provided**	**2,992**	**1,936**	***1,056***	***54.5***	**483**
		Cash was Disbursed to					
3,167	165	Repayment of Government stock	885	788	*(97)*	*(12.3)*	-
879	496	Repayment of other New Zealand-dollar borrowing[2]	459	106	*(353)*	*(333.0)*	-
4,398	1,734	Repayment of foreign-currency borrowing[2]	492	-	*(492)*	-	-
8,444	**2,395**	**Total Cash Disbursed**	**1,836**	**894**	***(942)***	***(105.4)***	-
550	**2,454**	**Net Cash Flows From Financing Activities**	**1,156**	**1,042**	***114***	***10.9***	**483**
(102)	**(139)**	**Net Movement in Cash**	**316**	**281**	**35**	***12.5***	**31**
210	210	**Opening Cash Balance**	115	115	-	-	115
7	(10)	Foreign-exchange gains/(losses) on opening cash	2	23	*(21)*	*(91.3)*	23
115	**61**	**Closing Cash Balance**	**433**	**419**	***14***	***3.3***	**169**

[1] Net sale/(purchase) of marketable securities and deposits includes the purchases made on behalf of the New Zealand Superannuation Fund of $300 million.

[2] Issues and repayments of other New Zealand-dollar borrowing and foreign-currency borrowing are forecast on a net basis. Actual issues and repayments are reported on a gross basis.

The accompanying Notes are an integral part of these Statements.

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast Actual $m	Forecast $m	*Variance* *$m*	%	Annual Forecast $m
		Reconciliation of Net Cash Flow From Operations With Net Cash Proceeds From Domestic Bonds					
1,922	**(574)**	**Net Cash Flows From Operations**	**109**	**(292)**	***401***	***137.3***	**1,653**
		Investing flows					
		Net advances					
(27)	(16)	Housing New Zealand Corporation	(291)	(261)	*(30)*	*(11.5)*	-
-	-	Contact Energy Limited	70	70	-	-	-
(668)	(151)	Student loans	(170)	(186)	*16*	*8.6*	-
51	-	Residual Health Management Unit	-	-	-	-	-
(24)	-	District health boards	-	-	-	-	-
-	-	Air New Zealand	(300)	(300)	-	-	-
-	-	Solid Energy New Zealand Limited	19	19	-	-	-
51	28	Other	(8)	4	*(12)*	*(300.0)*	(1,323)
(617)	**(139)**	**Total Net Advances**	**(680)**	**(654)**	***(26)***	***(4.0)***	**(1,323)**
(1,130)	**(496)**	**Net purchase of physical assets**	**(616)**	**(562)**	***(54)***	***(9.6)***	**(1,362)**
		Net investments					
(41)	(17)	District health boards	(66)	(79)	*13*	*16.5*	-
50	50	At Work Insurance Limited	7	-	*7*	-	-
-	-	New Zealand Post Limited	(72)	(72)	-	-	-
140	-	2GHz radio spectrum rights auction proceeds	-	-	-	-	-
25	22	Other	(44)	(58)	*14*	*24.1*	(440)
-	-	Capital contingency provision	-	-	-	-	(1,269)
174	**55**	**Net (purchase)/sale of Investments**	**(175)**	**(209)**	***34***	***16.3***	**(1,709)**
349	**(1,154)**	**(Required to be financed)/Available for debt repayment**	**(1,362)**	**(1,717)**	***355***	***20.7***	**(2,741)**
		Used in:					
(1,001)	(1,439)	Net sale/(purchase) of marketable securities and deposits	522	956	*(434)*	*(45.4)*	2,289
(652)	**(2,593)**	**Total Investing activities**	**(840)**	**(761)**	***(79)***	***(10.4)***	**(452)**
(305)	(263)	Net (repayment)/issue of other New Zealand-dollar borrowing	(131)	(106)	*(25)*	*(23.6)*	(103)
(514)	812	Net (repayment)/issue of foreign currency borrowing	(321)	4	*(325)*	-	(596)
102	139	(Increase)/decrease in cash	(316)	(281)	*(35)*	*(12.5)*	(31)
303	639	Issues of circulating currency	597	126	*471*	*373.8*	126
(414)	**1,327**		**(171)**	**(257)**	***86***	***33.5***	**(604)**
(1,066)	**(1,266)**	**Net (Cash Proceeds from)/Repayments of Domestic Bonds**	**(1,011)**	**(1,018)**	***7***	***0.7***	**(1,056)**
		Gross Cash Proceeds from Domestic Bonds					
3,572	1,306	Domestic bonds (market)	1,698	1,708	*(10)*	*(0.6)*	4,156
661	125	Domestic bonds (non-market)	199	98	*101*	*103.1*	98
-	-	Inflation bonds	-	-	-	-	-
4,233	**1,431**	**Total Gross Cash Proceeds from Domestic Bonds**	**1,897**	**1,806**	***91***	***5.0***	**4,254**
(2,651)	(165)	Repayment of domestic bonds (market)	(680)	(606)	*(74)*	*(12.2)*	(2,590)
(516)	-	Repayment of domestic bonds (non-market)	(206)	(182)	*(24)*	*(13.2)*	(608)
1,066	**1,266**	**Net Cash Proceeds from/(Repayments of) Domestic Bonds**	**1,011**	**1,018**	***(7)***	***(0.7)***	**1,056**

The accompanying Notes are an integral part of these Statements.

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast: Actual $m	Forecast $m	*Variance $m*	*%*	Annual Forecast $m
		Outstanding Debt					
		New Zealand-Dollar Debt					
23,331	23,507	Government stock	24,351	24,355	*4*	-	24,406
5,558	5,425	Treasury bills	5,456	5,467	*11*	*0.2*	5,466
(272)	(60)	Loans and foreign-exchange contracts	(369)	(340)	*29*	*8.5*	(342)
498	461	Retail stock	581	541	*(40)*	*(7.4)*	527
29,115	**29,333**	**Total New Zealand-Dollar Debt**	**30,019**	**30,023**	***4***	**-**	**30,057**
		Foreign-Currency Debt					
4,780	4,455	United States dollars	4,329	4,448	*119*	*2.7*	4,170
1,432	2,309	Japanese yen	1,326	1,432	*106*	*7.4*	1,079
1,434	1,880	European and other currencies	1,506	1,799	*293*	*16.3*	1,799
7,646	**8,644**	**Total Foreign-Currency Debt**	**7,161**	**7,679**	***518***	***6.7***	**7,048**
36,761	**37,977**	**Total Outstanding Debt**	**37,180**	**37,702**	***522***	***1.4***	**37,105**
		Less					
		Financial Assets					
		Marketable Securities and Deposits					
3,971	3,122	New Zealand dollars	3,926	3,028	*898*	*29.7*	1,862
5,093	4,379	United States dollars	4,538	4,583	*(45)*	*(1.0)*	4,358
1,548	2,444	Japanese yen	1,186	1,458	*(272)*	*(18.7)*	1,105
1,448	2,188	European and other currencies	1,476	1,875	*(399)*	*(21.3)*	1,882
12,060	**12,133**	**Total Marketable Securities and Deposits**[1]	**11,126**	**10,944**	***182***	***1.7***	**9,207**
		Advances and Cash					
261	237	Advances to state-owned enterprises and Crown entities	533	504	*29*	*5.8*	922
4,143	3,669	Student loans	4,282	4,376	*(94)*	*(2.1)*	4,870
211	212	Other advances	442	440	*2*	*0.5*	234
115	61	Cash	433	419	*14*	*3.3*	169
4,730	**4,179**	**Total Advances and Cash**	**5,690**	**5,739**	***(49)***	***(0.9)***	**6,195**
16,790	**16,312**	**Total Financial Assets**	**16,816**	**16,683**	***133***	***0.8***	**15,402**
19,971	**21,665**	**Net Crown Debt**	**20,364**	**21,019**	***655***	***3.1***	**21,703**
20,495	22,031	Net New Zealand-dollar debt	20,943	21,256	*313*	*1.5*	22,000
(524)	(366)	Net foreign-currency debt	(579)	(237)	*342*	*144.3*	(297)
19,971	**21,665**	**Net Crown Debt**	**20,364**	**21,019**	***655***	***3.1***	**21,703**

1 The New Zealand Superannuation (NZS) Funds marketable securities and deposits as at 31 December of $304 million are excluded from the calculation of net Crown debt.

The accompanying Notes are an integral part of these Statements.

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast: Actual $m	Forecast $m	*Variance $m*	*%*	Annual Forecast $m
		NOTE 1: Direct Taxation					
		Income Tax					
		Individuals					
13,703	6,749	Source deductions	7,192	7,144	*48*	*0.7*	14,380
3,871	2,088	Other persons	2,076	1,999	*77*	*3.9*	3,921
(790)	(422)	Refunds	(435)	(420)	*(15)*	*(3.6)*	(779)
342	207	Fringe benefit tax	173	168	*5*	*3.0*	349
17,126	**8,622**	**Total Individuals**	**9,006**	**8,891**	***115***	***1.3***	**17,871**
		Corporate					
4,954	2,806	Gross companies	2,539	2,577	*(38)*	*(1.5)*	4,625
(123)	(40)	Refunds	(83)	(68)	(15)	(22)	(115)
760	371	Non-residents' income	373	364	*9*	*2.5*	715
71	20	Foreign-source dividends	67	67	-	-	123
5,662	**3,157**	**Total Corporate**	**2,896**	**2,940**	***(44)***	***(1.5)***	**5,348**
		Withholding Taxes					
990	457	Residents' interest income	505	478	*27*	*5.6*	982
83	24	Residents' dividend income	(10)	(11)	*1*	*9.1*	23
1,073	**481**	**Total Withholding Taxes**	**495**	**467**	***28***	***6.0***	**1,005**
23,861	**12,260**	**Total Income Tax**	**12,397**	**12,298**	***99***	***0.8***	**24,224**
		Other Direct Taxation					
2	1	Estate and gift duties	1	1	-	-	2
2	1	**Total Other Direct Taxation**	1	1	-	-	2
23,863	**12,261**	**Total Direct Taxation**	**12,398**	**12,299**	***99***	***0.8***	**24,226**
		NOTE 2: Indirect Taxation					
		Goods and Services Tax					
15,133	7,384	Gross goods and services tax	7,975	8,034	*(59)*	*(0.7)*	15,517
(6,007)	(3,143)	Refunds	(3,371)	(3,331)	*(40)*	*(1.2)*	(6,046)
9,126	**4,241**	**Total Goods and Services Tax**	**4,604**	**4,703**	***(99)***	***(2.1)***	**9,471**
		Excise Duties					
810	407	Petroleum fuels	417	429	*(12)*	*(2.8)*	825
764	402	Tobacco products	456	469	*(13)*	*(2.8)*	806
436	244	Alcoholic beverages	255	253	*2*	*0.8*	446
2,010	**1,053**	**Total Excise Duties**	**1,128**	**1,151**	***(23)***	***(2.0)***	**2,077**
		Other Indirect Taxation					
648	364	Customs duty	361	336	*25*	*7.4*	656
532	260	Road user charges	282	272	*10*	*3.7*	551
206	100	Gaming duties	116	118	*(2)*	*(1.7)*	239
181	89	Motor vehicle fees	93	90	*3*	*3.3*	180
111	55	Energy resources levy	58	58	-	-	107
61	32	Stamp, cheque and credit card duties	30	36	*(6)*	*(16.7)*	64
1,739	**900**	**Total Other Indirect Taxation**	**940**	***910***	***30***	***3.3***	**1,797**
12,875	**6,194**	**Total Indirect Taxation**	**6,672**	**6,764**	***(92)***	***(1.4)***	**13,345**

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast Actual $m	Forecast $m	Variance *$m*	*%*	Annual Forecast $m
		NOTE 3: Investment Income					
		Interest Income					
		Marketable securities, deposits, mortgages					
463	238	and cash balances	226	195	*31*	*15.9*	351
		Advances					
289	140	Student loans	164	165	*(1)*	*(0.6)*	334
48	27	Other entities	47	47	-	-	80
800	**405**	**Total Interest Income**	**437**	**407**	***30***	***7.4***	**765**
		Dividend Income					
		Dividends from state-owned enterprises					
		Electricity Corporation of New					
45	-	Zealand Limited	-	-	-	-	-
15	7	Genesis Power Limited	16	16	-	-	-
19	11	Landcorp Farming Limited	10	10	-	-	-
68	29	Meridian Energy Limited	142	142	-	-	-
21	21	Mighty River Power Limited	-	-	-	-	-
7	-	New Zealand Post Limited	-	-	-	-	-
32	15	Television New Zealand Limited	4	4	-	-	-
87	42	Transpower New Zealand Limited	16	16	-	-	-
10	7	Other	8	8	-	-	365
12	12	Housing New Zealand Corporation	9	9	-	-	-
9	2	Other dividends	17	18	*(1)*	*(5.6)*	-
325	**146**	**Total Dividend Income**	**222**	**223**	***(1)***	***(0.4)***	**365**
		Other Investment Income					
		Gains/(losses) on marketable securities					
102	76	and deposits	16	62	*(46)*	*(74.2)*	62
-	-	NZS Fund investment income	4	4	-	-	14
		2 GHz radio spectrum rights					
140	-	auction proceeds	-	-	-	-	-
2	1	Other	3	1	*2*	*200.0*	1
244	**77**	**Total Other Investment Income**	**23**	**67**	***(44)***	***(65.7)***	**77**
1,369	**628**	**Total Investment Income**	**682**	**697**	***(15)***	***(2.2)***	**1,207**
		NOTE 4: Other Operational Revenue					
		Recoveries from Accident					
106	55	Compensation Corporation	55	53	*2*	*3.8*	105
		Contributions to Government					
16	11	Superannuation Fund	10	7	*3*	*42.9*	50
82	47	Petroleum royalties	28	23	*5*	*21.7*	42
29	15	Cost recovery income from fisheries	15	15	-	-	30
10	5	Income from Earthquake Commission	5	5	-	-	10
138	66	Other	69	56	*13*	*23.2*	86
381	**199**	**Total Other Operational Revenue**	**182**	**159**	***23***	***14.5***	**323**

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast Actual $m	Forecast $m	*Variance $m*	%	Annual Forecast $m
		NOTE 5: Expenses by Input Type					
13,274	6,616	Subsidies and transfer payments (see analysis below)	6,808	6,857	*49*	*0.7*	13,740
17,719	8,418	Operating expenses (see analysis below)	8,937	8,956	*19*	*0.2*	18,619
		Personnel					
2,632	1,286	Personnel expenses (excluding pension expenses)	1,369	1,366	*(3)*	*(0.2)*	2,783
855	333	GSF Pension expenses	342	342	-	-	710
-	-	Movement in GSF unfunded pension liability	-	-	-	-	38
56	31	Other pension expenses	34	28	*(6)*	*(21.4)*	53
		Depreciation					
751	362	Physical assets	365	371	*6*	*1.6*	786
174	42	State highways	90	90	-	-	179
282	131	Rental and leasing costs	144	139	*(5)*	*(3.6)*	258
7	3	Loss/(gain) on sale of assets	1	1	-	-	1
2,483	1,274	Finance costs (see analysis below)	1,194	1,198	*4*	*0.3*	2,345
404	70	Net foreign-exchange (gains)/ losses on liabilities	(250)	11	*261*	-	11
(451)	(82)	Net foreign-exchange losses/ (gains) on assets	281	(10)	*(291)*	-	(10)
-	-	Provision for future initiatives	-	-	-	-	90
38,186	**18,484**	**Total Expenses**	**19,315**	**19,349**	***34***	***0.2***	**39,603**
		Analysis of Subsidies and Transfer Payments					
		Social Assistance Grants					
5,273	2,640	New Zealand superannuation	2,729	2,730	*1*	-	5,452
1,444	723	Domestic purposes benefit	745	746	*1*	*0.1*	1,450
1,849	939	Community wage	-	-	-	-	-
-	-	Unemployment benefit	716	724	*8*	*1.1*	1,484
878	454	Family support	446	455	*9*	*2.0*	879
391	199	Student allowances	207	208	*1*	*0.5*	417
3,073	1,493	Other social assistance grants	1,804	1,817	*13*	*0.7*	3,653
115	65	Subsidies	54	63	*9*	*14.3*	145
		Other Transfer Payments					
226	93	Official development assistance	93	99	*6*	*6.1*	227
25	10	Other	14	15	*1*	*6.7*	33
13,274	**6,616**	**Total Subsidies and Transfer Payments**	**6,808**	**6,857**	***49***	***0.7***	**13,740**
		Analysis of Operating Expenses					
		Education purchases					
331	166	Early childhood education	177	176	*(1)*	*(0.6)*	356
3,505	1,625	Primary and secondary education	1,827	1,834	*7*	*0.4*	3,683
1,508	746	Tertiary education and training	828	834	*6*	*0.7*	1,685
6,807	3,412	Health purchases	3,466	3,482	*16*	*0.5*	7,072
467	229	Science purchases	234	234	-	-	478
5,101	2,240	Other operating expenses	2,405	2,396	*(9)*	*(0.4)*	5,345
17,719	**8,418**	**Total Operating Expenses**	**8,937**	**8,956**	***19***	***0.2***	**18,619**
		Analysis of Finance Costs					
		Interest					
2,035	1,033	New Zealand dollars	1,008	1,017	*9*	*0.9*	2,011
428	231	Foreign currencies	164	163	*(1)*	*(0.6)*	304
20	10	Other finance costs	22	18	*(4)*	*(22.2)*	30
2,483	**1,274**	**Total Finance Costs**	**1,194**	**1,198**	***4***	***0.3***	**2,345**

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Current Year Actual vs Forecast: Actual $m	Forecast $m	Variance $m	%	Annual Forecast $m
		NOTE 9: Other Investments					
128	118	International Bank for Reconstruction and Development	125	128	*(3)*	*(2.3)*	128
72	78	Public Trust Office	72	72	-	-	47
117	107	Asian Development Bank	114	129	*(15)*	*(11.6)*	129
37	68	Other	47	49	*(2)*	*(4.1)*	167
354	**371**	**Total Other Investments**	**358**	**378**	***(20)***	***(5.3)***	**471**

Prior Year 30 June 2001 $m	Actual 31 December 2000 $m		Actual $m	Forecast $m	Variance $m	%	Annual Forecast $m
		NOTE 10: Physical Assets					
		By Type					
		Cost or Valuation					
1,844	1,860	Land	1,877	1,857	*20*	*1.1*	1,840
464	431	Properties intended for sale	445	444	*1*	*0.2*	447
8,654	8,325	Buildings	8,871	8,860	*11*	*0.1*	9,156
2,686	2,892	Specialist military equipment	2,733	2,726	*7*	*0.3*	2,829
2,213	2,210	Other plant and equipment	2,329	2,275	*54*	*2.4*	2,442
2,688	2,637	Other assets	2,695	2,688	*7*	*0.3*	2,683
18,549	**18,355**	**Total Cost or Valuation**	**18,950**	**18,850**	***100***	***0.5***	**19,397**
		Accumulated Depreciation					
729	568	Buildings	898	903	*5*	*0.6*	1,076
421	406	Specialist military equipment	497	499	*2*	*0.4*	590
1,292	1,261	Other plant and equipment	1,355	1,365	*10*	*0.7*	1,421
5	2	Other assets	7	7	-	-	7
2,447	**2,237**	**Total Accumulated Depreciation**	**2,757**	**2,774**	***17***	***0.6***	**3,094**
		Net Book Value					
1,844	1,860	Land	1,877	1,857	*20*	*1.1*	1,840
464	431	Properties intended for sale	445	444	*1*	*0.2*	447
7,925	7,757	Buildings	7,973	7,957	*16*	*0.2*	8,080
2,265	2,486	Specialist military equipment	2,236	2,227	*9*	*0.4*	2,239
921	949	Other plant and equipment	974	910	*64*	*7.0*	1,021
2,683	2,635	Other assets	2,688	2,681	*7*	*0.3*	2,676
16,102	**16,118**	**Total Net Book Value**	**16,193**	**16,076**	***117***	***0.7***	**16,303**
		Movements since 30 June 2001					
		Cost or Valuation					
18,507	18,507	Opening balance	18,549	18,549	-	-	18,549
905	278	Net additions	352	301	*51*	*16.9*	848
(863)	(430)	Net Revaluations	49	-	*49*	-	-
18,549	**18,355**	**Total Cost or Valuation**	**18,950**	**18,850**	***100***	***0.5***	**19,397**
		Accumulated Depreciation					
2,535	2,535	Opening balance	2,447	2,447	-	-	2,447
(145)	(278)	Disposals	(54)	(50)	*4*	*8.0*	(145)
751	362	Depreciation charged for the period	365	371	*6*	*1.6*	786
(694)	(382)	Net Revaluations	(1)	6	*7*	*116.7*	6
2,447	**2,237**	**Total Accumulated Depreciation**	**2,757**	**2,774**	***17***	***0.6***	**3,094**
16,102	**16,118**	**Net Physical Assets**	**16,193**	**16,076**	***117***	***0.7***	**16,303**

Created on ... March 26, 2002